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FOR IMMEDIATE RELEASE

                     CHESAPEAKE COMMENCES $17.25 PER SHARE
                        CASH TENDER OFFER FOR SHOREWOOD

       Intends To Conduct Consent Solicitation To Remove Shorewood Board

  (Richmond, VA--December 3, 1999) Chesapeake Corporation (NYSE: CSK) today announced that it has commenced a tender offer to acquire all outstanding shares of Shorewood Packaging Corporation (NYSE: SWD) for $17.25 in cash per share, or approximately $500 million. The tender offer would be followed by a second step merger at the same cash price paid in the tender offer. Upon completion of the transaction, Chesapeake would also assume approximately $270 million in Shorewood debt.

  The transaction can be effected by Chesapeake with cash on hand and a committed credit facility from First Union National Bank, and is not subject to a financing condition. Chesapeake's tender offer represents an approximate 45% premium to Shorewood's closing stock price on November 9, 1999, the day prior to Chesapeake's initial proposal to Shorewood's board of directors.

  The acquisition of Shorewood is expected to be accretive to Chesapeake's earnings per share in the first year of the combination. Based on available public information, Chesapeake anticipates annual synergies of at least $20 million from the combination of corporate and administrative functions, purchasing savings, and multiple cross-selling opportunities.

  Chesapeake today also announced that it is filing preliminary materials with the Securities and Exchange Commission related to a planned solicitation of written consents from Shorewood's stockholders. Through the consent solicitation, Chesapeake would, among other things, seek to amend the bylaws of Shorewood to eliminate its classified board structure, remove Shorewood's Board of Directors, and replace the Shorewood directors with independent directors. Chesapeake expects that the independent director nominees, if elected and subject to their fiduciary duties under applicable law, will seek to maximize value for Shorewood stockholders.

  As previously announced, Chesapeake has entered into an agreement with a Shorewood institutional investor to purchase approximately 4.1 million shares, or 14.9% of Shorewood's outstanding common stock. Under that agreement, the investor will tender the 4.1 million shares to Chesapeake's tender offer and will execute written consents with respect to those shares in Chesapeake's consent solicitation.

  Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "We believe Chesapeake's acquisition of Shorewood will be beneficial to shareholders, employees and customers. Chesapeake's strategy is to expand its international network of specialty packaging and merchandising services. The acquisition of Shorewood, under Chesapeake's leadership, will allow Chesapeake to provide our customers with an even larger, synergistic array of products and services. Members of our senior management team have the proven expertise to run large-scale global packaging operations. We look forward to working with Shorewood to provide value for shareholders, opportunity for employees, and excellent services and products for customers. It is our continued hope to meet with Shorewood's board to discuss this unique opportunity," concluded Mr. Johnson.

  The tender offer is open to all holders of common stock. The offer and withdrawal rights will expire at midnight, New York time on Monday, January 3, 2000, unless extended. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date, a number of shares which, when added to the number of shares beneficially owned by Chesapeake and its affiliates, represents a majority of Shorewood's outstanding shares on a fully diluted basis, and the expiration or termination of any applicable waiting period under the Hart-Scott-
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Rodino Antitrust Improvements Act of 1976. The complete terms and conditions of the tender offer and anticipated consent solicitation are set forth in the offering documents filed today with the Securities and Exchange Commission.

  Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette are acting as co-financial advisors to Chesapeake. Hunton & Williams is acting as legal advisor. D.F. King & Co., Inc. is the information agent for the tender offer.

  Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                      ###

  This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

     For media relations, call:               For investor relations, call:


             Molly Remes                       William Tolley/Joel Mostrom
            804-697-1110                        804-697-1157/804-697-1147

                          Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                                 212-371-5999

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